SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 5)

                      Old Stone Corporation
                        (Name of Issuer)

              Common Stock, par value $1.00 per share
          Cumulative Voting Convertible Preferred Stock,
              Series B, par value $1.00 per share
                   (Title of class of securities)

                           680293107
                           680293305
                         (CUSIP Number)

William A. Ackman, Manager             With a copy to:
Manticore Properties, LLC              Morris Orens, Esq.
110 East 42nd Street, 18th Floor       Shereff, Friedman, Hoffman &
New York, New York  10017              Goodman, LLP
                                       919 Third Avenue
(212) 286-0300                         New York, New York 10022
                                       (212) 758-9500

    (Name, address and telephone number of person authorized to receive notices and communications)

                        June 24, 1998
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 680293107                             Page 2 of 7 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Manticore Properties, L.L.C. (133974831)

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,603,968 Common Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,603,968 Common Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,603,968 Common Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    18.88%

     14        TYPE OF REPORTING PERSON*
                    OO

                          SCHEDULE 13D

CUSIP No. 680293305                             Page 2 of 7 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Manticore Properties, L.L.C. (133974831)

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            297,018 Preferred Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          297,018 Preferred Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     297,018 Preferred Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    28.4%

     14        TYPE OF REPORTING PERSON*

                          SCHEDULE 13D

CUSIP No. 680293107                             Page 2 of 7 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.(133700768)

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            2,974 Common Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,603,968 Common Shares
                9   SOLE DISPOSITIVE POWER
  REPORTING          2,974 Common Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,603,968 Common Shares

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,606,942 Common Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    18.92%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 680293305                             Page 2 of 7 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Gotham Partners, L.P.(133700768)

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        297,018 Preferred Shares
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     297,018 Preferred Shares

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     297,018 Preferred Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    28.4%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 680293107                             Page 2 of 7 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            26 Common Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,603,968 Common Shares
                9   SOLE DISPOSITIVE POWER
  REPORTING          2,974 Common Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,603,968 Common Shares

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,603,994 Common Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    18.88%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 680293305                                 Page 3 of 7 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        297,018 Preferred Shares
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     297,018 Preferred Shares

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    297,018 Preferred Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     28.4%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 680293107                                 Page 4 of 7 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES           336,127 Common Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING         336,127 Common Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    336,127 Common Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     4.04%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

SCHEDULE 13D

CUSIP No. 680293305                                 Page 4 of 7 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES           29,928 Preferred Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING         29,928 Preferred Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    29,928 Preferred Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     2.86%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

                                                           Page 5 of 7 Pages

  SCHEDULE 13D

This Amendment No. 5 amends and supplements the Statement on Schedule 13D, as previously amended (this "Statement"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), Gotham Partners II, L.P., a
New York limited partnership ("Gotham II" and together with Gotham II, the "Funds"), Manticore Properties, LLC, a Delaware limited liability company
(the "Purchaser"), wholly-owned by Gotham and Gotham II, and Gotham International Advisors, a Delaware limited liability company ("Gotham Advisors") relating to the beneficial ownership of shares of Common Stock, par value
$1.00 per share (the "Common Shares") and shares of Cumulative Voting Convertible Preferred Stock, Series B, par value $1.00 per share (the
"Preferred Shares" and together with the Common Shares, the "Shares") of Old Stone Corporation, a Rhode Island corporation (the "Company").

Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Statement.

Except as specifically provided herein, the Amendment does not modify any of the information previously reported in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

The aggregate purchase price of the Shares purchased by Gotham International and reported in this Amendment No. 5 was $479,498. All of the funds required for these purchases were obtained from the general funds of Gotham International Ltd., a Cayman exempted company ("Gotham International").

Item 4. Purpose of the Transaction

Item 4 is hereby amended by adding the following:

The Reporting Persons acquired the Shares for investment purposes to make a speculative investment in the outcome of the Company's legal action against the U.S. government. In general, the Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze and evaluate the performance of securities owned by them, including the Shares, and the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation on and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).

Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and other investment opportunities and may communicate with Company regarding these or other similar or related matters.

In addition, one or more of the Reporting Persons may acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares. Such actions will depend upon a variety of factors including, without limitation, current and anticipated future trading prices for such Shares, the financial conditions, results of operations and prospects of the Company, alternative investment opportunity, general economic financial market and industry conditions, and future actions of the Company and its management.


Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following:

Based on the Company's Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (Reg. No. 33-21440), dated January 26, 1989, the Preferred Shares are convertible at the option of the holder for a period of twenty years after February 20, 1981 on the basis of one and one-third Common Shares for each two Preferred Shares during the first five years and thereafter are convertible on the basis of one and one-third Common Shares for that number of Preferred Shares determined by dividing the per share book value of the Common Shares as defined in the resolution creating the Preferred Shares by $20.00 but in no event will the number of Preferred Shares exchanged for one and one-third Common Shares be less than two shares.

On the basis of the foregoing, the Preferred Shares held by the Reporting Persons are convertible into Common Shares on the basis of two Preferred Shares for each one and one-third Common Share. Accordingly, the 297,018 Preferred Shares owned by the Purchaser are convertible into 198,012 Common Shares and the 29,928 Preferred Shares owned by Gotham International are convertible into 19,952 Common Shares.

The Purchaser beneficially owns 1,603,968 Common Shares (including the 198,012 Common Shares into which the Preferred Shares owned by the Purchaser are convertible) or 18.88% of the outstanding Common Shares (which would be outstanding following such conversion) and 297,018 or 28.4% of the outstanding Preferred Shares. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares is held by the Purchaser. Gotham and Gotham II have shared power to vote orposition of, such Shares as described below.

Gotham beneficially owns an aggregate of 1,606,942 or 18.92% of the outstanding Common Shares, of which (i) 2,974 Common Shares are directly owned by Gotham, and (ii) 1,603,968 Common Shares are indirectly owned by Gotham through the Purchaser. Gotham beneficially owns an aggregate of 297,018 or 28.4% of the outstanding Preferred Shares, all of which are indirectly owned by Gotham through the Purchaser. Gotham II beneficially owns an aggregate of 1,603,994 or 18.88% of the outstanding Common Shares, of w which (i) 26 Common Shares are directly owned by Gotham II, and
(ii) 1,603,968 Common Shares are indirectly owned by Gotham II through the Purchaser. Gotham II beneficially owns an aggregate of 297,018 or 28.4% of the outstanding Preferred Shares, all of which are indirectly owned by Gotham II through the Purchaser.

                                                            Page 6 of 7 Pages

Gotham International owns 336,127 Common Shares (including the 19,952 Common Shares into which the Preferred Shares owned by Gotham International are convertible) or 4.04% of the outstanding Common Shares (which would be outstanding following such conversion) and 29,928 Preferred Shares or 2.86% of the outstanding Preferred Shares. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of such Shares is held by Gotham Advisors.

The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 8,297,046 outstanding Common Shares and 1,046,914 outstanding Preferred Shares of the Issuer as of March 31, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 1998.

(b) Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

(c) The tables below set forth information with respect to all purchases and sales of Common Stock and Preferred Stock by Gotham International since April 22, 1998. In each case, the transactions were effected through open-market purchases.

Gotham International

Date         Shares of Common         Price per Share
             Stock Purchased

4/23/98          20,000                    4.1250
4/23/98           6,491                    4.1250
5/08/98          25,000                    3.8125
5/21/98          10,000                    3.8750
6/17/98           4,000                    3.5625
6/18/98           4,500                    3.5625
6/22/98           2,600                    3.5625
6/24/98           5,900                    3.5625
6/25/98          15,000                    3.6250

Date         Shares of Preferred         Price per Share
             Stock Purchased

4/22/98           2,693                   14.6875
4/23/98           1,000                   14.6875
6/04/98           1,200                   14.3125
6/08/98             500                   14.3125
6/16/98           1,600                   14.3125
6/24/98           1,380                   14.3125

Except as described above, none of the Purchaser, Gotham, Gotham II, Gotham International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has affected any transactions in the securities of the Company during the past sixty days.

(d) and (e).   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by the following:

None of the Purchaser, Gotham, Gotham II, Gotham International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees or profits, divisions of profit or leases or the giving or withholding of proxies.

                                                       Page 7 of 7 Pages





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 25, 1998

                          MANTICORE PROPERTIES, LLC



                            By: /s/ William A. Ackman
                            Name:  William A. Ackman
                            Title: Manager

                          GOTHAM PARTNERS, L.P.

                            By:  Section H Partners, L.P.,
                                 its general partner

                            By: Karenina Corporation
                                a general partner of Section H Partners, L.P.



                            By: /s/ William A. Ackman
                            Name: William A. Ackman
                            Title: President


                          GOTHAM PARTNERS II, L.P.

                            By:  Section H Partners, L.P.,
                                  its general partner

                            By: Karenina Corporation
                                  a general partner of Section H Partners, L.P.



                            By: /s/ William A. Ackman
                          Name:  William A. Ackman
                         Title: President


                          GOTHAM INTERNATIONAL ADVISORS, L.L.C.



                            By:  /s/ William A. Ackman
                          Name:  William A. Ackman
                         Title: Senior Managing Member



Exhibit Index


Exhibit No.    Description

Exhibit 1*    Agreement,dated November 14, 1997,
              among Manticore Properties, LLC,
              Gotham Partners, L.P. and Gotham Partners II, L.P.

Exhibit 2*    Agreement of Joint Filing

Exhibit 3*    Agreement of Joint Filing

_________________
* Previously filed.